CONSENT OF D. SMALL

The undersigned hereby consents to the use of their report: Côté Gold Project, Ontario NI 43-101 Technical Report on Feasibility Study, and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in (i) the Annual Report on Form 40-F for the year ended December 31, 2018, (ii) the Registration Statement on Form F-10 (File No. 333-223646) and (iii) the Registration Statement on Form S-8 (File No. 333-142127), in each case, of IAMGOLD Corporation.

/s/ Dustin Small
By: Dustin Small, P. Eng.
Project Engineer
WOOD Canada Limited (formerly known as AMEC Foster Wheeler Americas Ltd.)

Dated: February 20, 2019